Exhibit 4.9

PLASTEC TECHNOLOGIES, LTD.

INSIDER TRADING POLICY

The Board of Directors of Plastec Technologies, Ltd. (“Company”) has adopted this Insider Trading Policy for directors, officers, employees and consultants of the Company and its subsidiaries with respect to the trading of the Company’s securities, as well as the securities of publicly-traded companies with whom the Company and/or its subsidiaries have a business relationship.

United States Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel. It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact Jeffrey M. Gallant of Graubard Miller, the Company’s United States General Counsel, at (212) 818-8638 (jgallant@graubard.com).

Scope of Policy

Persons Covered. As a director, officer, employee or consultant of the Company or its subsidiaries, this Policy applies to you. The same restrictions that apply to you also apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s securities). This group of people is sometimes referred to in this Policy as “Insiders.”

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of shares, derivative securities such as warrants and put and call options, and convertible debentures or preferred shares. This Policy’s trading restrictions generally do not apply to the exercise of options for cash. The trading restrictions do apply, however, to any sale of the underlying shares or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying shares to cover the costs of exercise.

Policy Statement

No Trading on Material Nonpublic Information. You may not trade in the Company’s securities, directly or through family members or other persons or entities, while in possession of material information about the Company which is not publicly available. This restriction on trading does not apply to transactions made under a trading plan (described below) that has been properly adopted pursuant to Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has been approved in writing by the Chief Executive Officer and General Counsel of the Company (an “approved Rule 10b5-1 trading plan”).

No Tipping. You may not pass on material nonpublic information to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the United States securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you personally did not trade or gain any benefit from another’s trading.

Trading Restricted to “Window” Periods. To help prevent inadvertent violations of the United States federal securities laws and to avoid even the appearance of trading while in possession of material nonpublic information, unless you have entered into an approved Rule 10b5-1 trading plan, as described below, you will be prohibited from buying and selling Company securities at all times, except during specified “window” periods. A window period begins on the third (3rd) trading day after the public release by the Company of any financial or other material information and ends fifteen (15) calendar days prior to the end of the then current quarter. You will be notified of the commencement and duration of window periods. Even within the designated window periods, trading will be permitted only if no development of major importance remains unannounced.

Pre-clearance Procedures for Covered Persons. Directors, executive officers and certain designated employees and consultants of the Company and its subsidiaries who generally have access to material nonpublic information about the Company and its subsidiaries, together with family members that reside with them and other members of their household (“Covered Persons”), may not engage in any transaction involving the Company’s securities, including entry into an approved Rule 10b5-1 trading plan, without first obtaining pre-clearance of the transaction in writing from the Company’s Chief Executive Officer and General Counsel. Unless you have been notified by the Company that you are a Covered Person, you should assume that you are not. A request for pre-clearance should be submitted at least two (2) business days in advance of the proposed transaction(s).

No Violation of Securities Laws. No Insider may offer or sell the Company’s securities in violation of the registration requirements of the United States federal or any applicable state securities laws. The Company’s General Counsel must be consulted prior to any contemplated sale of the Company’s securities under an exemption from registration, such as SEC Rule 144, which may involve complex legal issues and impose reporting requirements on certain senior corporate officers and directors.

Future Evaluation of Transactions. If securities transactions ever become the subject of scrutiny, they are likely to be viewed with the benefit of hindsight. As a result, before determining to engage in any transaction, an Insider should carefully consider how his or her transaction might be viewed in the future. Any questions or uncertainties regarding this Policy should be directed to the Company’s Chief Executive Officer or General Counsel.

Exception for Approved 10b5-1 Trading Plans

Trades in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 trading plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to window periods and pre-clearance procedures.

SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the United States federal securities laws for trading plans that meet certain requirements. In general, a Rule 10b5-1 trading plan must be entered into when the person is not aware of material nonpublic information. Once the plan is adopted, a person must not exercise any influence over the number or dollar amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

The Company requires that all Rule 10b5-1 trading plans be approved in writing in advance by the Chief Executive Officer and General Counsel. Rule 10b5-1 trading plans generally may only be adopted during a window period and may only be adopted during a time that the person adopting the plan is not aware of any material nonpublic information.

Definition of Material Nonpublic Information

Material nonpublic information includes information that is not available to the public at large which could affect the market price of the security and to which a reasonable investor would attach importance in deciding whether to buy, sell or retain the security. You should assume that information is material if an investor might consider it important in deciding whether to buy or sell securities, even if the information by itself would not determine an investor’s decision.

Information is considered available to the public only after it has been released to the public through appropriate channels (e.g., by means of a press release or a public statement by a senior officer) and enough time has elapsed to permit the securities market to absorb and evaluate the information - you should assume a full three trading days after release.

Whether information is material is always a question of fact. Common examples of information that frequently will be regarded as material are:

•	news of a significant pending transaction such as a proposed merger, acquisition, major sales or other commercial agreement, tender offer, sale of assets or disposition of a subsidiary;
•	unannounced or unexpected results of operations or financial projections;
•

major events regarding the Company’s securities, including changes in dividend policies, the declaration of a share split or the offering of additional securities or other major financing transactions;

•	changes in directors or senior management;
•	introductions of new products or services;
•	impending bankruptcy or financial liquidity problems; or
•	the gain or loss of major contracts, orders, suppliers, customers or finance sources.

Of course, there are numerous other examples of material information and the determination will necessarily depend on the circumstances existing at the time.

Additional Guidance

No Insider may (i) engage in short selling of the Company’s securities (i.e., selling securities you do not own) or (ii) buy or sell put or call options on the Company’s securities, whether in the public option markets or otherwise, except in certain limited circumstances and then only if the Insider has received pre-clearance in writing from the Company’s Chief Executive Officer and General Counsel.

Post-Termination Transactions

This Policy continues to apply to your transactions in the Company’s securities even after you have terminated employment or the rendering of other services to the Company or a subsidiary. If you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer considered to be material.

Unauthorized Disclosure

Maintaining the confidentiality of information of the Company is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you hear about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that response to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.

Exceptions

The terms of the Company’s insider trading policy described above shall be strictly adhered to. Exceptions to this policy may be made only under certain limited circumstances, and only with the prior written approval of the Company’s Chief Executive Officer and General Counsel.

Sales of Unregistered Securities

United States federal law provides that securities can be sold only if they have been registered with the SEC or an exemption from the registration requirements is available. Generally, any Company securities purchased in open-market transactions can be freely resold (subject, of course, to the restrictions on insider trading described in this policy and, for executive officers and directors, compliance with the reporting and other requirements of Rule 144, which are not eliminated by the adoption of a Plan). Shares received upon exercise of options may or may not be freely sold at the time of the exercise (they may be registered and freely sold but that is not always the case). If the shares underlying your options are not registered with the SEC, you may be permitted to resell it under SEC Rule 144; however, Rule 144 requires that a number of pre-conditions to sale be met, including that the shares be held for certain periods of time after they are purchased, certain volume restrictions, simultaneous reporting on Form 144 and limitations on the manner of sale. In addition, all resales of option shares by “affiliates” of the Company (as defined in Rule 144 to include any director, executive officer or 10% shareholder) – even shares that have been registered with the SEC on a Form F-8 – may be subject to certain of the Rule 144 conditions (but not the holding period). The rules on sales of unregistered shares under Rule 144 are rather complex and you are urged to contact the Company’s General Counsel if you have any question regarding your ability to sell Company shares.

Violations of Law and Policy

Violation of United States federal laws against insider trading and selling unregistered securities is a crime and may subject the violator to severe criminal and civil penalties, including imprisonment and substantial fines. In addition, violation of those laws and the Company’s policy described above is grounds for immediate termination of employment.

The Company will cooperate with the appropriate government authorities in any investigation of insider trading by its Insiders or others.

Inquiries

Your compliance with this policy is of the utmost importance both for you and for the Company. If you have any questions about this policy or any particular trading activity which you would like to engage in, you should contact the Company’s General Counsel, Jeffrey M. Gallant of Graubard Miller at (212) 818-8638 or jgallant@graubard.com. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive, and carry severe consequences.